SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-38775

ITAMAR MEDICAL LTD.

(Translation of registrant’s name into English)

ITAMAR MEDICAL LTD.

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On October 12, 2021, Itamar Medical Ltd. (the “Company”) published a notice that it will hold its Special and 2021 Annual General Meeting of Shareholders of the Company on Tuesday, November 16, 2021, with a record date of October 17, 2021.  The Company intends to furnish copies of a proxy statement, describing the various matters to be voted on at the meeting, along with a proxy card and other documents to the SEC and the ISA on Form 6-K on or about October 18, 2021 and will distribute the proxy statement and proxy card to all shareholders of record after the record date. The notice is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

Date: October 12, 2021	By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of the Company’s Special and 2021 Annual General Meeting to be held on November 16, 2021

4